[redacted]

10026847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG COMPASS (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 30TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MANUEL JOSE BALBONTIN (212) 355-7630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MEISEL, TUTEUR & LEWIS P.C.
(Name – *if individual, state last, first, middle name*)

101 EISENHOWER PARKWAY	ROSELAND	NJ	07068-1086
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 1 9 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MANUEL JOSE BALBONTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG COMPASS (USA) LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/CEO

Title

2/5/2010

Notary Public

GERARD WILSON
Notary Public, State of New York
No. 01WI4984455
Qualified in Westchester County
Commission Expires July 22, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CG COMPASS (USA) LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

Meisel,
Tuteur &
Lewis, P.C.
Certified Public Accountants
Management Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
CG Compass (USA) LLC
New York, NY

We have audited the accompanying statement of financial condition of CG Compass (USA) LLC (the "Company") as of December 31, 2009, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for beginning audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Compass (USA) LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Meisel, Tuteur & Lewis P.C.

MEISEL, TUTEUR, & LEWIS, P.C.

Roseland, New Jersey
February 5, 2010

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

CG COMPASS (USA) LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	896,173
Receivables from clearing organizations		233,595
Other receivables		25,883
Prepaid expenses		6,463
Deferred income taxes		28,582
TOTAL ASSETS	$	1,190,696

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	714,546
Due to affiliates		89,319
Income taxes payable		26,167
Deferred income taxes		2,877
TOTAL LIABILITIES		832,909
Member's capital		357,787
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,190,696

The accompanying notes are an integral part of these financial statements.

CG COMPASS (USA) LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commisions	$	4,422,094
Trailer fee income		85,953
Other income		349
Interest income		113,701
TOTAL REVENUES		4,622,097
EXPENSES		
Employee compensation and benefits		2,093,403
Referral fees		1,330,212
Brokerage, exchange and clearance fees		443,193
Communications and data processing		121,007
Professional fees		149,784
Occupancy		310,413
Other		173,356
TOTAL EXPENSES		4,621,368
INCOME BEFORE PROVISION FOR INCOME TAXES		729
PROVISION FOR INCOME TAXES		3,504
NET LOSS	$	(2,775)

The accompanying notes are an integral part of these financial statements.

CG COMPASS (USA) LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance at January 1, 2009	$ 610,562
Net loss	(2,775)
Member's distributions	(250,000)
Balance at December 31, 2009	$ 357,787

The accompanying notes are an integral part of these financial statements.

CG COMPASS (USA) LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net loss	$	(2,775)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Deferred income taxes		(22,201)
Changes in operating assets and liabilities:		
Receivables from clearing organization		10,591
Other receivables		(3,582)
Prepaid expenses		11,245
Due to affiliate		47,044
Accounts payable and accrued expenses		533,550
Income taxes payable		25,680
TOTAL ADJUSTMENTS TO NET LOSS		602,327
NET CASH PROVIDED BY OPERATING ACTIVITIES		599,552
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's distributions		(250,000)
NET CASH USED IN FINANCING ACTIVITIES		(250,000)
NET INCREASE IN CASH		349,552
CASH - BEGINNING		546,621
CASH - ENDING	$	896,173
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for income taxes	$	25
Cash paid for interest expense	$	730

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

CG Compass (USA) LLC (the "Company") was organized under the laws of Delaware on October 1, 2003 and is a wholly owned subsidiary of Compass Group Holdings, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was granted registration as a broker dealer on May 26, 2004. The Company earns commissions and markups on trading equity and fixed income securities and trailers and loads on mutual funds. Client funds are held in the name of each client at JP Morgan Clearing Corp. (clearing Firm) and the Company does not engage in proprietary trading activities.

The Company participates in a variety of financial and administrative transactions with related parties and affiliates. Though generally at commercial rates, it is possible that because of these relationships the terms of some of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

During 2009, the Company filed an application pursuant to NASD Rule 1017(a)(4) to request approval of a series of proposed transactions that would give effect to an organizational restructuring of the Firm's parent entities (collectively, the "Transaction") and result in, among other things, a new owner having more than 25% indirect ownership of the equity capital of the Company.

The Company has decided to reorganize its ownership structure by (i) reallocating certain ownership interests in downstream operating entities (including the Company) to ownership interests in upstream parent entities, (ii) eliminating intermediary parent entities that no longer serve a business purpose, and (iii) facilitating the transfer of certain ownership interests from existing owners to new owners. The reorganization transaction was not completed as of December 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting and reporting policies used in preparing the financial statements.

Method of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual method of accounting for financial statement purposes.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

As a single member limited liability company in New York State, the Company is a disregarded entity for tax purposes. As such, there is no provision for federal or state income taxes on the earnings of the Company as such earnings are taxed directly to its member. The provision for income taxes consists solely of New York City taxes. Any penalties and interest incurred relating to income taxes is included in income tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Income taxes are deferred under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under the liability method, deferred income taxes are provided for all differences between the financial statement and tax basis of assets and liabilities. Such differences are primarily due to the Company recognizing revenue/expense on the accrual basis for financial statement purposes and the cash basis for tax purposes.

The components of the income tax expense for the year ended December 31, 2009 is as follows:

Deferred tax benefit	$	(22,201)
Current tax expense		25,705
Total tax expense	$	3,504

Foreign Finder Agreement

The Company has agreements with various foreign finders, in which the Company pays the foreign finder a portion of the net brokerage, transactional, commission and other fees collected from those accounts introduced by the foreign finder. These fees are payable on a periodical basis following the Company's collection from the client. Referral fee expense was $1,330,212 for the year ended December 31, 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NEW ACCOUNTING PRONOUNCEMENT

In June 2006, the FASB issued FIN 48. Under FIN 48, companies may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As permitted in the provisions of FIN 48, the Company elected to defer the adoption until fiscal year ended December 31, 2009. The adoption of FIN 48 had no effect on the Company. Tax years that remain subject to examination are years 2006 to present for the Internal Revenue Service and years 2005 to present for New York.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 the Company's net capital was $296,859, which was $241,524 in excess of its minimum requirement of $55,335.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) in that the Company does not hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

6. CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. These balances are insured by either the Federal Deposit Insurance Corporation up to $250,000 per institution or the Securities Investor Protection Corporation up to $500,000, limited to $100,000 in cash per institution. At times, the balance in the accounts may be in excess of federally insured limits.

7. RELATED PARTY TRANSACTIONS

The Company's dealings with related parties are disclosed in the accompanying financial statements and related notes.

The amount shown as "Due to affiliates" on the Statement of Financial Condition represents amounts owed for operational expenses.

The Company shares its office space as well as various administrative services with Compass Group LLC and Compass Capital Management LLC, which have the same owner as the Company. Certain expenses such as payroll costs, rent and office expenses are allocated to the Company at cost. The related expenses incurred by the Company are recorded on the Statement of Operations.

The Company derives a majority of its commission revenues from related party referral sources and is responsible for payment of referral fees on such revenues.

At December 31, 2009 the Company owed $111,454 to related parties for foreign finder fees. This amount is included in accounts payable and accrued expenses.

8. SUBSEQUENT EVENT

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events." SFAS No. 165 defines subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. It defines two types of subsequent events: recognized subsequent events, which provide additional evidence about conditions that, existed at the balance sheet date, and non-recognized subsequent events, which provide evidence about conditions that, did not exist at the balance sheet date, but arose before the financial statements were issued. Recognized subsequent events are required to be recognized in the financial statements, and non-recognized subsequent events are required to be disclosed. SFAS No. 165 requires entities to disclose the date through which subsequent events have been evaluated, and the basis for that date. SFAS 165 is consistent with current practice and did not have a material impact on the Company's financial statements.

The Company did not have any subsequent events through February 5, 2010, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2009.

CG COMPASS (USA) LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2009

Member's capital	$ 357,787
Less: non-allowable assets	
Deferred taxes	28,582
Prepaid expenses	6,463
Other receivables	25,883
	60,928
Net capital	$ 296,859
Aggregate indebtedness	830,032
Computed minimum net capital requirement (6.67% of aggregate indebtedness)	55,335
Minimum net capital required	5,000
Ratio: Aggregate indebtedness to net capital	2.80 to 1

There are no material differences between the Audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2009.

See accompanying notes to financial statements.

CG COMPASS (USA) LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying notes to financial statements.

CG COMPASS (USA) LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See accompanying notes to financial statements.

Meisel,
Tuteur &
Lewis, P.C.

Certified Public Accountants
Management Consultants

To the Member of
CG Compass (USA) LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of CG Compass (USA) LLC (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of CG Compass (USA) LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis P.C.

MEISEL, TUTEUR, & LEWIS, P.C.

Roseland, New Jersey
February 5, 2010

Meisel,
Tuteur &
Lewis, P.C.
Certified Public Accountants
Management Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Member of
CG Compass (USA) LLC
135 East 57th Street 30th Floor
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009 which was agreed to by CG Compass (USA) LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating CG Compass (USA) LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CG Compass (USA) LLC's management is responsible for the CG Compass (USA) LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records [bank statements and returned checks] noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 [beginning of fiscal year] to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 [end of fiscal year] noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [audited general ledgers, quarterly focus report filings, and other supporting documents] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 5, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066263 FINRA DEC
CG COMPASS (USA) LLC 6*6
135 EAST 57TH STREET UNIT 97
NEW YORK NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen L. Alvarez (770) 263-7300

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,970

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,858)

July 29, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,112

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,112

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CG COMPASS (USA) LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 4 day of FEBRUARY, 2010.

CHIEF COMPLIANCE OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,951,097
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	65,167
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	297,959
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	363,126
2d. SIPC Net Operating Revenues	$ 3,587,971
2e. General Assessment @ .0025	$ 8,970

(to page 1 but not less than $150 minimum)